UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2026

William Kerby
Chief Executive Officer
NextTrip, Inc.
1560 Sawgrass Corporate Parkway, Suite 400
Sunrise, FL 33323

**Re: NextTrip, Inc.
Registration Statement on Form S-3
Filed August 7, 2026
File No. 333-298146**

Dear William Kerby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David L. Ficksman